

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 31, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Craig P. Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

> RE: Form 10-K for the fiscal year ended December 31, 2007
>   Form 10-Q for the period ended June 30, 2008
>   File No. 1-9076

Dear Mr. Omtvedt:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>


<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Consolidated Statements of Income, page 4

2. Your disclosures on page 31 indicate that you recorded a $25.1 million write-down of
    your investment in Maxxium in the other expense (income), net line item. Please
    disclose which statement of income line item includes your income from equity
    method investments, including your investment is Maxxium. If the income from your
    equity method investment in Maxxium and the write-down of your investment in
    Maxxium are not recorded in the same line item, please tell us how you determined it
    was appropriate to report these amounts in two different line items.

Management's Discussion and Analysis

Results of Operations, page 24

3. You provide quantification of certain factors which contribute to material
    fluctuations. Please try to quantify the impact of each significant factor when
    multiple factors contribute to material fluctuations. For example, in your discussion
    of net sales of the Spirits business for 2007 compared to 2006, you state that the
    increase was due to mix shift toward higher priced premium brands, favorable foreign
    exchange, growth in international markets and select price increases on premium
    spirits brands. Please also quantify the impact associated with the change in the
    product mix sold, growth in international markets, and price increases. Refer to Items
    303(a)(3)(i) and (iii) of Regulation S-K.

Liquidity and Capital Resources, page 35

4. For each significant debt agreement, please disclose the terms of the most stringent
    debt covenants. Please also disclose if there are any stated events of default which
    would permit the lenders to accelerate the debt if not cured within applicable grace
    periods, including the failure to make timely payments under the agreement or other
    material indebtedness, the failure to satisfy covenants, and specified events of
    bankruptcy and insolvency. Please provide a tabular presentation of any significant
    required ratios as well as your actual ratios as of each reporting date. Please show the
    specific computations used to arrive at the actual ratios with corresponding
    reconciliations to US GAAP amounts, if necessary.

Financial Statements

Consolidated Statement of Income, page 49

5. Please disclose the line item(s) in which you include depreciation and amortization
    aside from the amortization of intangibles line item. Please also disclose the amounts
    included in each line item for each period presented. If you do not allocate
    depreciation and amortization to costs of products sold, please revise your
    presentation on the face of your statement of income and throughout the filing to
    comply with SAB Topic 7:D and 11:B, as well as Item 10(e) of Regulation S-K.

Consolidated Statement of Stockholders' Equity, page 53

6. Please also present the number of shares of common stock, the number of shares held
    in treasury stock, and the number of shares of convertible preferred stock in your
    statement of stockholders' equity. For example, you could include separate columns
    for each of the above to clearly show the number of shares as of each balance sheet
    date as well as the impact of each transaction on the number of shares.

Notes to Financial Statements

Note 1. Significant Accounting Policies, page 55

General

7. Please disclose the types of expenses that you include in the cost of products sold line
    item and the types of expenses that you include in the advertising, selling, general and
    administrative expenses line item. In doing so, please also disclose whether you
    include inbound freight charges, purchasing and receiving costs, inspection costs,
    warehousing costs, internal transfer costs, and the other costs of your distribution
    network in the cost of products sold line item. With the exception of warehousing
    costs, if you currently exclude a portion of these costs from cost of products sold,
    please disclose:

    •   in a footnote the line items that these excluded costs are included in and the
        amounts included in each line item for each period presented, and
    •   in MD&A that your gross profit amounts, which are disclosed in the five-year
        consolidated selected financial data provided on page 23 as well as in your
        quarterly financial data provided on page 31, may not be comparable to those of
        other entities, since some entities include all of the costs related to their
        distribution network in cost of products sold and others like you exclude a portion
        of them from gross profit, including them instead in a line item, such as
        advertising, selling, general and administrative expenses.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

8. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis, page 28

9. You state that the 13% decrease in net sales of the Home and Hardware segment during the six months ended June 30, 2008 compared to the six months ended June 30, 2007 was primarily attributable to the downturn in the U.S. home products market, as well as the slowing of the U.S. economy as home values have fallen and fuel prices have increased. You also state that during the second quarter of 2008 you recorded pre-tax intangible asset impairment charges in the Home and Hardware segment primarily due to the impact of the worse than anticipated decline in the U.S. home products market in the current year and the expectation of a slower than previously anticipated recovery in new home construction. We urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to the recoverability of your assets related to the Home and Hardware segment as well as the risk that additional charges may need to be recorded. In addition, we urge you to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. You should consider providing additional quantitative disclosures related to each type of potential charge, including impairment charges related to inventories, intangible assets, and goodwill as well as restructuring charges.

Liquidity and Capital Resources, page 43

10. We remind you that Items 303(a)(1) an (2) of Regulation S-K states that you should
discuss known trends or any known demands, commitments, events or uncertainties
that will result in or that are reasonably likely to impact your liquidity in any material
way as well as any material changes in the mix or relative cost of your capital
resources. Given the trends and conditions in the U.S. home products market which
you have discussed elsewhere, we urge you to expand your disclosures to address the
current and potential future impact of these trends and conditions on your liquidity
and capital resources.

Financial Statements

Notes to Financial Statements

Note 4. Goodwill and Other Intangible Assets, page 11

11. In the second quarter of 2008, you revised your full year operating income and cash
flow expectations and revised your long-term forecast of the U.S. home products
market. You also stated that your discounted future cash flows changed significantly
from year-end 2007 primarily due to a reduction of current year forecasted revenues
and cash flows compared to your original plan and the shifting of cash flow growth
beyond 2008 into later years. We urge you to provide additional disclosures
regarding how you perform your impairment analysis of goodwill and other
intangible assets as well as how you determine the amount of impairment to record.
Please address the following:
   • Please disclose how you determine your reporting units for purposes of testing
     goodwill for impairment pursuant to paragraph 18 of SFAS 142, with specific
     reference to the Home and Hardware business;
   • Please disclose significant estimates and assumptions used in your estimated
     future cash flows to determine fair value in your impairment analysis. You
     should discuss how sensitive the fair value estimates are to each of these
     significant estimates and assumptions used as well whether certain estimates and
     assumptions are more subjective than others. For example, please disclose when
     your projections assume an improvement in market conditions;
   • You indicate that the significant estimates and assumptions that changed since
     your prior analysis was your current year forecasted revenues and cash flows and
     the shifting of cash flow growth. We encourage you to continue to discuss
     significant estimates and assumptions which have changed. We also encourage
     you to further disclose the reasons for the change and to provide additional
     quantitative disclosures to help explain the impact of the change; and
   • In regards to your forecasted revenues and cash flows, please disclose which
     periods the forecasted revenues and cash flows were changed for and how you
     determined how much the estimates should be changed.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief